UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Chanticleer Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

15930P404
(CUSIP Number)

Larry Spitcaufsky P.O. Box 891 Rancho Santa Fe, California 92067 858-759-4443
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2017
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404

1	NAMES OF REPORTING PERSON:
Larry Spitcaufsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
517,054[1]

	8	SHARED VOTING POWER:
35,238[2]

	9	SOLE DISPOSITIVE POWER:
517,054[1]

	10	SHARED DISPOSITIVE POWER:
35,238[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
552,292

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
18.75% (based on 2,500,534 shares of Common Stock issued and outstanding as of August 10, 2017 as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2017, and determined in accordance with Rule 13d-3 of the Exchange Act).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

1 517,054 shares of common stock, $0.0001 par value (“Common Stock”) of Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”), that represent sole voting power and sole dispositive power include the following: (1) 70,000 shares of Common Stock and warrants to purchase 434,020 shares of Common Stock held by Larry S. Spitcaufsky, Trustee of the Larry Spitcaufsky Family Trust UTD 1-19-88, of which Larry Spitcaufsky is the trustee and a beneficiary; (2) 10,000 shares of Common Stock and warrants to purchase 2,834 shares of Common Stock held by the Beverly Sue Spitcaufsky Trust, of which Larry Spitcaufsky is the trustee and his sister, Beverly Spitcaufsky, is the beneficiary; and (3) 200 shares of Common Stock held by Larry Spitcaufsky in an individual IRA account.

2 35,238 shares of Common Stock that represent shared voting power and shared dispositive power include the following: (1) 11,738 shares of Common Stock and warrants to purchase 2,834 shares of Common Stock held by the Larry S. Spitcaufsky Trust, of which Larry is the beneficiary and a co-trustee with his sister Nancy Spitcaufsky Eisner; (2) 10,000 shares of Common Stock and warrants to purchase 1,416 shares of Common Stock held by the Larry and Tiki Spitcaufsky Marital Trust, of which Larry Spitcaufsky is a beneficiary and a co-trustee with his wife Terese Kathlene Klos Spitcaufsky; (3) 5,000 shares of Common Stock and warrants to purchase 1,416 shares of Common Stock held by the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee, Larry Spitcaufsky’s son, Blake Alexander Spitcaufsky, is the beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust; and (4) warrants to purchase 2,834 shares of Common Stock held by the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee and beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust.

SCHEDULE 13D/A Amendment No. 3

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the statements by Larry Spitcaufsky (the “Reporting Person” or “Mr. Spitcaufsky”) on Schedule 13D filed on June 30, 2017 (the “Initial Statement”), as amended by Amendment No. 1 filed on August 9, 2017 (“Amendment No. 1”), and as amended by Amendment No. 2 filed on August 30, 2017 (“Amendment No. 2” and together with the Initial Statement and Amendment No. 1, the “Amended Statement”). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to them in the Amended Statement.  The Amended Statement shall not be modified except as specifically provided herein. This Amendment is being filed to reflect, as Shares beneficially owned, a warrant to purchase up to 400,000 Shares of the Issuer. This warrant was previously described in the Amended Statement but is now exercisable within 60 days of the date of this Amendment and included in the Reporting Person’s beneficial ownership.

Item 1.	Security and Issuer.

No changes to this Item.

Item 2.	Identity and Background.

No changes to this Item.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Statement is hereby amended to add the following paragraph:

On September 5, 2017, the ten-year warrant to purchase up to 400,000 Shares of the Issuer, acquired by the Family Trust, became exercisable within 60 days. The description of such warrant in Item 4 is incorporated in this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Statement is hereby amended to add the following sentence to the end of the second paragraph:

As of September 5, 2017, the warrant is exercisable within 60 days.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Amended Statement is hereby replaced in its entirety with the following:

(a)  As of the date hereof, Mr. Spitcaufsky may be deemed to be the beneficial owner of 552,292 Shares of the Issuer, consisting of 18.75% of the outstanding Shares (based on 2,500,534 shares of Common Stock issued and outstanding as of August 10, 2017 as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2017, and determined in accordance with Rule 13d-3 of the Exchange Act).

Item 5(b) of the Amended Statement is hereby replaced in its entirety with the following:

(b)  Mr. Spitcaufsky has the sole power to vote or direct the vote of 517,054 Shares; has the shared power to vote or direct the vote of 35,238 Shares; has the sole power to dispose or direct the disposition of 517,054 Shares; and has the shared power to dispose or direct the disposition of 35,238 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes to this Item.

Item 7.	Material to be Filed as Exhibits.

No changes to this Item.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 2017

Larry Spitcaufsky

/s/ Larry Spitcaufsky
Larry Spitcaufsky